INNVENTURE, INC. · NASDAQ: INV · PUBLISHED METHODOLOGY

Innventure net asset value: our method, in full

Every input, every source and every judgment behind our estimate of what an Innventure share is worth.

Ascent Capital Partners · October 19, 2026

$2.53	$2.91	$0.27	10.7%
NAV PER SHARE	JUNE 30 BASIS	SHARE PRICE	PRICE AS SHARE OF NAV
After October 2026 adjustments	Before the warrant reset and note conversions	Recent close	Adjusted basis

01 SUMMARY

On the company's June 30, 2026 balance sheet and the price at which Accelsius last raised capital, we calculate Innventure's net asset value at $253.0 million, or $2.91 per share. Two events since June 30 lower it: the October 14 reset of the 2025 WTI warrants and the possible conversion of the 2025 Accelsius notes. After both, we estimate net asset value at about $2.53 per share. The stock trades at $0.27, about 10.7% of that figure. We publish every input below so the Board, analysts and other shareholders can check our work. We will update the calculation whenever the company files new information, and we invite the Board to publish its own figure and method beside ours.

02 THE CALCULATION

COMPONENT	$M	BASIS	SOURCE
Accelsius, 42.1% of $665M	+280.0	Ownership at September 1, 2026; Series B-1 round at $36.4877 per unit, completed December 29, 2025, ~$665M post-money	October 6, 2026 prospectus supplement; Forms 8-K of October 6, 2025 and December 2025
Parent cash, estimated	+20.0	Consolidated cash of $41.5M plus $5.0M restricted at June 30 includes cash held at Accelsius; the company does not report the split	Q2 2026 Form 10-Q; Ascent estimate
AeroFlexx (37.0%) and Refinity	0.0	Carried at zero	Ascent judgment
WTI term facility	-16.5	Principal at June 30, 2026, at 13.5%	Q2 2026 Form 10-Q
Warrant liabilities	-28.7	Company fair value marks at June 30, 2026	Q2 2026 Form 10-Q
Series B and Series C preferred	-1.8	184,049 shares at a $10.00 stated value	Certificates of designation; Q2 2026 Form 10-Q
Earnout liability	excluded	Settles in shares on price hurdles, not in cash	Q2 2026 Form 10-Q
Net asset value	253.0		
Shares outstanding	86.8M	86,756,511 shares at October 2, 2026	October 6, 2026 prospectus supplement

COMPONENT	$M	BASIS	SOURCE
Net asset value per share	$2.91		

0 3 EVENTS SINCE JUNE 30

ADJUSTMENT	EFFECT	BASIS
Net asset value at June 30	$253.0M; $2.91 per share on 86.8M shares	The calculation above
2025 WTI warrants reset on October 14, 2026	Liability of $3.2M removed; about 10.2M shares added at $0.01	$3M of coverage divided by an estimated five-day average price of about $0.29; terms in the company's 2026 Form S-3
Accelsius notes, if all $12M converts	About -$9.6M	Conversion at $12.175 against the $36.4877 round price, using the unit count implied by the round's post-money valuation
Adjusted net asset value	About $246.6M; $2.53 per share on about 97.0M shares	

The reset price is our estimate; the company will report the actual share count, and we will restate when it does.

0 4 SENSITIVITY

ACCELSIUS EQUITY VALUE	PARENT CASH $10M	PARENT CASH $20M	PARENT CASH $30M
$333M, half the December 2025 round	$1.07	$1.17	$1.27
$500M	$1.75	$1.85	$1.96
$665M, December 2025 round	$2.43	$2.53	$2.63
$1.0B	$3.80	$3.90	$4.00
$1.5B	$5.85	$5.95	$6.05

Net asset value per share after the October adjustments, by Accelsius valuation and parent cash, all other inputs as above. Each $100 million change in the Accelsius valuation moves net asset value by about $0.41 per share. Even at $333 million, half the December 2025 round price, the stock trades at about 23% of net asset value.

0 5 THE JUDGMENTS WE MADE

Accelsius at its last round price. We value the stake at the price strategic investors paid in the Series B-1 round completed in December 2025 rather than at a price we would like. The round price is the most recent arm's-length valuation on the public record. Where Accelsius has issued preferred units with liquidation preferences, the value of the units Innventure holds may differ from a simple pro rata share of the post-money figure. We do not have the terms needed to adjust for that, and we say so.

Ownership. We use 42.1%, the figure the company disclosed as of September 1, 2026. Earlier filings reported 43.2% as of March 23, 2026. Any later issuance at Accelsius reduces the figure.

Parent cash. The company reports cash on a consolidated basis. Our $20.0 million parent figure is an estimate, and it is the input we are least sure of. Each $10 million of error moves net asset value by

about $0.10 per share.

Warrants at the company's own marks. The 2024 WTI warrants may be exchanged for $15 million in cash on a change of control or after October 2028, so we treat them as a debt-like claim at the company's mark; the 2025 warrants are treated as shares after their October 14 reset, as shown above. For the June 30 figure, we deduct the full $28.7 million at which the company carried its warrant liabilities at June 30, when the stock traded well above today's price. We have not reduced that figure for the fall in the share price since. We have also not increased it for the possibility, disclosed in the October 6 prospectus, that equity sales of $10 million or more may reprice the WTI warrants.

Accelsius convertible notes. In 2025 Accelsius issued $12 million of convertible notes that holders may convert into Series A units at $12.175 per unit until they mature on December 31, 2026. Conversion would reduce Innventure's percentage ownership of Accelsius, as the company has disclosed. Because the notes convert at about one third of the $36.4877 per-unit price of the December 2025 round, conversion would move value from existing Accelsius holders to noteholders. If all $12 million converts, we estimate, using the unit count implied by the round's post-money valuation, that Innventure's net asset value would fall by roughly $10 million, about $0.10 per share. We have deducted it in the adjusted figure even though the company has not reported any conversions. Ascent and its managed accounts hold $2.5 million of these notes, and Ascent intends to convert all of them, which is one reason we name this item.

Costs since June 30. The figure is struck at the June 30 balance sheet. Parent-level cash costs and debt service of roughly $5 million a quarter reduce net asset value by about $0.05 per share each quarter until the company's announced cost target is reached.

06 A $1.0 BILLION ROUND, ILLUSTRATED

Our letter to the Board describes a $1.0 billion pre-money Accelsius round in which Innventure sells about 10% of its units into the round and uses the proceeds to retire the WTI facility and repurchase stock. Selling units at the round price does not change net asset value; it converts part of the stake into cash. On the inputs above, net asset value in that case is about $3.90 per share after the October adjustments, or $4.54 on the June 30 basis. The figure illustrates the program. It is not a forecast, and it depends on a round that has not been announced.

07 WHAT WOULD CHANGE OUR NUMBER

A new Accelsius financing at a different price. A change in Innventure's ownership of Accelsius. Any issuance of Innventure shares below net asset value, which lowers the figure for every existing holder. A repricing of the WTI warrants. Conversion of the Accelsius convertible notes. Each quarterly filing. We will publish revisions with the reason for each.

08 OUR INVITATION TO THE BOARD

Publish your methodology alongside a net asset value floor. We will publish ours beside it. Any reasonable difference between the two is a conversation we welcome, and we would rather have it in public than leave shareholders to guess.

IMPORTANT DISCLOSURE: PROJECTED NET ASSET VALUE (NAV)

The projected NAV(s) shown for Innventure is hypothetical and does not guarantee future performance, or an assurance that the projected value will be achieved. Actual results may differ materially, higher or lower, from the projected NAV due to market conditions, company-specific developments, changes in assumptions, or other factors.

Criteria and assumptions used in the projection. The projected NAV was calculated based on the methodology described in this document. These assumptions are based on management projections, historical data, third-party estimates, or internal models. Assumptions are forward-looking, may not materialize, and are subject to change. Different assumptions would produce materially different projected NAVs.

Risks and limitations of using the projected NAV. The projection is not a prediction or guarantee. There is no assurance the projected NAV will be realized. Actual performance will be affected by factors not fully captured in the model, including changes in market conditions, interest rates, competitive dynamics, regulatory developments, operational results, liquidity, or unforeseen events. Valuations of common stock (especially if illiquid, private, or thinly traded) involve significant judgment and subjectivity. Market prices may differ substantially from any estimated or projected NAV. The projection does not reflect all fees, expenses, taxes, or trading costs that a client may incur, nor does it account for the impact of client-specific circumstances. Hypothetical results have inherent limitations and may not reflect how economic, market, or company-specific factors would have affected actual decision-making or outcomes. Past performance of the security, the issuer, or similar investments is not indicative of future results.